EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

Name of Entity	Incorporation or Organization

PLX Technology (Europe) Ltd.	United Kingdom

PLX Technology Japan K.K.	Japan

PLX Technology China	China